[AIG Letterhead]
June 2, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A, filed April 12, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated May 18, 2010 with respect to American International Group, Inc.’s (AIG) Part III information that is incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A, filed April 12, 2010
Election of Series E and Series F Directors, page 19
1.	We note that the proxy statement does not provide for the Preferred Director nominees the disclosure about “experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant,” as required by Item 401(e) of Regulation S-K. While we understand that the Preferred Director nominees were selected by the Department of the Treasury, we believe disclosure about experience, qualifications, attributes or skills is still required. Please amend your filing to disclose the information required by Item 401 (e) of Regulation S-K. To the extent you do not have the required information and the Department of Treasury is not willing to provide it to you, please disclose that fact.
AIG Response:
The requirement for AIG to provide Item 401(e) information with respect to director nominees is set forth in Item 7 of Schedule 14A. Item 7 expressly provides that the “information required need be furnished only as to nominees of the person making the solicitation.” This is also consistent with the Release adopting Item 401(e): “The same disclosure, with respect to any nominee for director put forward by another proponent, would be required in the proxy soliciting materials of that proponent.” Release No. 33,9089, [2009-2010 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 88,827 at 84,432 (Dec. 16, 2009). AIG’s Board of Directors did not solicit proxies for Mr. Layton or Mr. Rittenmeyer. In fact, as disclosed on page 23 of AIG’s 2010 Proxy Statement (the 2010 Proxy Statement), “neither the Board of Directors nor the Nominating and Corporate Governance Committee [made] any recommendation as to [the nomination of Mr. Layton or Mr. Rittenmeyer].” Moreover, the proxy card distributed on behalf of the Board of Directors did not recommend either Mr. Layton or Mr. Rittenmeyer for election. Accordingly, AIG was not required to provide Item 401(e) information for either Mr. Layton or Mr. Rittenmeyer.
Incentive Awards, page 48
2.	We note that your disclosure identifies the performance metrics for each of the named executive officers, but does not quantify, to the extent quantifiable, those performance metrics. For example, there is no quantification for:
•	sales and customer retention in the life and retirement services business;

•	customer retention and underwriting in the Chartis business;

•	de-risking of the AIG Financial Products Corp. portfolio;

•	increased return on equity, operating income, GAAP equity and U.S. statutory surplus;

•	improved Chartis insurance companies’ A.M. Best capital adequacy ratio scores;

•	targets for various solvency ratios; and

•	targets for first year premiums and pre-tax operating income.
Please amend your filing to disclose, to the extent quantifiable, performance metrics for each of the named executive officers.
AIG Response:

AIG recognizes that, in many cases, a discussion of particular quantitative targets is required to explain the material elements of the compensation of the named executive officers and currently anticipates providing such quantitative information regarding its 2010 performance metrics in the proxy statement for its 2011 annual meeting. AIG’s process for establishing performance targets for 2010 for its executives and most highly paid employees is currently underway, and performance targets are expected to be submitted for review to the Office of the Special Master of TARP Executive Compensation shortly.
The process for the establishment of 2009 performance metrics, however, was different. In the specific context of that process, AIG determined that providing particular quantitative targets would be inappropriate for a number of related reasons. First, in many cases there either were no particular quantitative targets or the targets were established after more than three-quarters of the year was completed. Second, the particular targets were not material in the context of the other metrics and AIG’s compensation program. Third, AIG determined that discussion of particular targets could meaningfully detract from disclosures about the aspects of 2009 compensation actions considered by AIG to be the most meaningful. Each of these reasons is discussed in more detail below.
Mr. Benmosche
As disclosed on page 49 of the 2010 Proxy Statement, Mr. Benmosche was the only named executive officer whose performance metrics were established before late in the fourth quarter of 2009. Mr. Benmosche’s performance metrics were approved by the Special Master shortly following his hire and before the Special Master’s formal approval of his arrangements (which occurred October 2, 2009). Although, as described in the Proxy Statement, Mr. Benmosche’s performance metrics included several of the metrics noted in the Staff’s comment (improved sales and customer retention in the life and retirement services business, improved customer retention and underwriting in the Chartis business and continued de-risking of the AIG Financial Products Corp. portfolio), the performance criteria did not include any quantified metric. For reference, AIG will provide supplementally a copy of the performance metrics for Mr. Benmosche approved by the Office of the Special Master.
In light of this history, AIG believes that it would be inappropriate to describe further any quantified performance underlying Mr. Benmosche’s metrics. Any such numerical information essentially would be added “after the fact” because it was not part of the metrics established by the Compensation and Management Resources Committee (the Committee) or approved by the Special Master. Moreover, such numerical information could create the impression that the determination of Mr. Benmosche’s incentive compensation was in some way formulaic. However, there both were no quantified targets and no formula for determining the amount of compensation based on any specific level of achievement of the metrics. Instead, the Special Master required the Committee to retain discretion with respect to the award level notwithstanding achievement of any particular metric, which the Committee had expected to retain in any event.
AIG believes that the 2010 Proxy Statement succinctly and directly describes the award opportunity that the Committee and the Special Master established for Mr. Benmosche and the Committee’s incentive award determination for Mr. Benmosche, and believes that providing additional detail not established by the Committee would detract from that discussion. As noted on page 48 of the 2010 Proxy Statement, the Office of the Special Master also was required to approve the actual amount awarded to Mr. Benmosche.
Other Named Executives
The Special Master developed his requirements for the compensation of the remainder of AIG’s named executive officers in the second half of 2009. During this time, AIG and the Special Master discussed numerous alternative structures for both the Top 1-25 and Top 26-100 (as defined in the 2010 Proxy Statement). The Special Master’s initial determination for the Top 1-25 was issued on October 22, 2009, his initial determination for the Top 26-100 was issued on December 11, 2009 and expected additional determinations covering all of the named executives were issued on December 21, 2009. During this same period, AIG changed its Chief Executive Officer and refined its strategic plans.
As a result of the preceding, performance metrics for the named executives other than Mr. Benmosche were established only late in the fourth quarter (as noted on page 49 of the 2010 Proxy Statement) and performance was similarly evaluated late in the fourth quarter (also noted on page 49 of the 2010 Proxy Statement). Although the Committee endeavored to establish metrics that appropriately reflected objectives deemed critical for the stabilization of AIG and implementation of its restructuring (as noted on page 48 of the 2010 Proxy Statement), the metrics were established after much of the year was completed and there was only a small window of time between establishment of the performance metrics and their evaluation by the Committee.
Quantitative criteria were included within some of the metrics established for AIG’s other named executives . However, as with Mr. Benmosche’s metrics, there was no formulaic link between the level of performance on any specific metric and the amount of incentive compensation payable. Similarly, as with Mr. Benmosche, AIG was prohibited from making the performance metrics the exclusive basis for determining compensation outcomes. Instead, the Committee made award determinations on the basis of “performance generally at or above target level” (as noted in page 49 of the 2010 Proxy Statement).
In this context, any specific quantitative criteria are clearly not material. Most importantly, these criteria were developed after more than three-quarters of the year was completed. Second, they were part of a number of other criteria, with no individual criterion being material or overriding any other. Third, these criteria were not connected with any particular compensation outcome in any formulaic way. In short, providing the specific numerical criteria would not provide investors with any greater guidance on either the compensation opportunity provided to the other named executives or on the amount actually awarded by the Committee.
Instead, in this specific context, AIG believes the general category of objective results that the Committee established and considered in its award determinations should be the appropriate focus. They provide an outline of the activities during the year that the Committee deemed significant and consistent with AIG’s strategic path. Providing any further underlying detail, again in this specific context, would detract from this discussion and could create the misimpression that AIG’s 2009 compensation program for the named executives was more mechanical than was the case. AIG believed it important to present its compensation program as it was implemented and without any attempt to enhance the quantitative aspects of the process actually undertaken.
3.	Your disclosure simply states that “each of the current named executives had substantially achieved or exceeded his target performance levels.” Please amend your filing to provide an analysis of the achievement of the performance metrics for each of the named executive officers. To the extent a performance metric is quantifiable, your discussion about the achievement of such metric should also be quantified.
AIG Response:
We respectfully reiterate our view expressed in response to comment 2 that, in the specific context of AIG’s 2009 compensation determinations and for the same reasons given above, disclosing additional details concerning the terms or achievement of performance metrics for the named executives would not be appropriate.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel